02027553

P.E. 3/31/02

FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

P

MANHATTAN MINERALS CORP.
NEWS RELEASE

March 7, 2002

Toronto Stock Exchange
Trading Symbol: MAN

TAMBO GRANDE FEASIBILITY STUDY UPDATE

Manhattan Minerals Corp. is pleased to provide an update on the Feasibility Study and Environmental Impact Study (EIS) for the Tambo Grande Project in northern Peru. These studies are on track for completion in mid 2002. Lead consultants include AMEC E&C Services Ltd. for the Feasibility Study, and Klohn Crippen Consultants Ltd. for the EIS.

During 1Q 2002 Manhattan is conducting field investigations required for the baseline analysis and infrastructure design. The Company has completed marine and terrestrial biology studies, along with river, tailings, and waste dump engineering studies. Mine planning and process engineering is about 90% complete and should be finalised by the end of March. Concentrate marketing, traffic and transportation studies, including; highway, port handling, and concentrate shipping studies should be completed by mid April. Also, underway and scheduled for completion this month, are process water balance studies incorporating the oxide and sulphide plants, and climactic extremes from dry season to El Niños. A characterisation study of the San Lorenzo Valley irrigation system will be completed in March. Estimations of operating and capital costs are underway and should be done by the end of April. Economic modelling of the project in advance of discussions on project finance will be done with the conclusion of operating and capital costs studies.

During April, the Company will be engaged in the social and economic components of the EIS, along with management, mitigation, and contingency planning. The major remaining components to the EIS are the economic study of the San Lorenzo Valley agriculture and infrastructure; social and economic census of Tambogrande, and resettlement designs. Manhattan has postponed these important components of the EIS to ensure the greatest amount of local community participation.

Commencing in 4Q 2001, Manhattan has designed and implemented a program of workshops with members of the population of the communities in the District of Tambgrande. The information obtained through these direct consultations with the population will be included within the EIS.

Manhattan commissioned Roscoe Postle Associates Inc. to review and estimate the Mineral Resources for the TG-1 gold/silver and base metals deposits. The estimates are based on diamond drilling programs completed between May 1999 and May 2000.

The review was in part based on recommendations from AMEC E&C Services Ltd., following completion of the Mineral Resource estimate for the pre-Feasibility Study in 2000. It includes revisions to the interpretation of the deposits, a complete data check, a detailed confirmation of volumes, and a further refinement of statistical and modelling techniques. The Mineral Resources are reported according to the standards as defined by the CIMM.

TG-1 Base Metal Deposit - Mineral Resources:

Ore Type	Indicated					Inferred				
	Tonnes '000	Cu %	Zn %	Au g/t	Ag g/t	Tonnes '000	Cu %	Zn %	Au g/t	Ag g/t
Type 1	15,369	2.2	0.1	0.6	25	846	2.1	0.1	0.6	20
Type 2	25,458	0.9	2.2	0.7	33	1,078	1.0	2.4	0.5	27
Type 3	12,784	2.1	0.1	0.4	16	787	1.9	0.1	0.3	13
Stockwork	2,545	1.3	0.1	0.1	5	584	1.3	0.1	0.1	5
TOTAL	**56,156**	**1.6**	**1.0**	**0.5**	**26**	**3,295**	**1.5**	**0.8**	**0.4**	**18**

Cutoff Grade: 0.75% Cu equivalent (CuEq = Cu% + 0.61Zn%). Ore types: Type 1 – chalcocite, covellite, minor chalcopyrite; Type 2 – chalcopyrite, sphalerite; Type 3 – chalcopyrite, Stockwork – chalcopyrite.

The sulphide model indicates an overall increase in contained copper of +5% including a significant increase in the Indicated Resource (+9%). This is the result of refining the geologic interpretation and interpolation parameters. The movement of material from the Inferred to the Indicated category in particular, reflects the excellent continuity shown in the data. Total contained zinc remains largely unchanged (-1%).

TG-1 Gold/Silver Deposit - Mineral Resources:

Zone	Indicated			Inferred			Contained Ounces	
	Tonnes	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	('000)	g/t	g/t	('000)	g/t	g/t		
Oxide	7,336	3.1	29	647	2.8	26	793,600	7,381,500
Transition	628	8.6	443	78	9.0	365	195,400	9,860,900
TOTAL	**7,964**	**3.6**	**62**	**725**	**3.4**	**62**	**989,000**	**17,242,400**

Cutoff Grade: 1.0 g/t Au   Cutting Level: Oxide 20 g/t Au 150 g/t Ag
Transition 50 g/t Au 2,000 g/t Ag

The net difference in the oxide resource is a minor decrease in total contained gold (-4%), due to adjustments to total volumes, interpolation techniques, and revised cutting factors. Of the 4% decline, 1% is due to lower volume, and 3% is due to the use of a more conservative approach to intervals where drill core was not recovered.

For further information please contact:

Lawrence Glaser
President & C.E.O.

Sally Eyre
Manager Corp. Communications

Tel: (604) 669-3397
www.manhattan-min.com

MANHATTAN MINERALS CORP.
NEWS RELEASE

March 20, 2002

Toronto Stock Exchange
Trading Symbol: MAN

2001 FINANCIAL RESULTS

(All amounts are in US dollars except where otherwise noted)

Manhattan Minerals Corp. recorded a loss in 2001 of $2,559,000 ($0.06 per share) compared to a loss of $1,435,000 ($0.04) in 2000. The loss including results from discontinued operations for 2001 was $2,559,000 ($0.06 per share) and $4,730,000 ($0.13 per share) in 2000. The loss for 2001 includes a one time severance expense of $773,000.

Gross proceeds of $3,355,000 (C$5,260,000) were received in 2001 from the Special Warrant financing that closed on September 21, 2001. 5,845,000 warrants were sold at a price of C$0.90 per warrant with attached half share warrants. The exercise price of these warrants is C$1.25 for the first year and C$1.50 for year two. The Special Warrant offering was qualified on January 11, 2002.

Investing activities during 2001 centred on the Tambo Grande Project in Northern Peru, with $4,073,000 spent on the Environmental and Feasibility Studies, community relations and general and administrative costs.

At December 31, 2001, Manhattan had cash and cash equivalents of $2,079,000 and working capital of $1,569,000.

During the second half of 2001, the Company commenced a cost reduction program to reduce general and administrative expenses, while increasing the budget of our community and public relations activities in Peru. Planned activities and costs for the entire year were negatively influenced by a security event in February, and by severance costs associated with former management.

On March 12, 2001, the Company completed the sale of its Mexican subsidiary. On April 11, 2001, the terms of the option agreement on the Tambo Grande Concessions between Manhattan and the Government of Peru was extended for one year, with a new expiry date of May 31, 2003. In June 2001, Manhattan was granted a 15 month extension on its option agreement with Cedimin on the Papayo Concessions. The exercise date for the option on this property is now January 15, 2004.

For further information please contact:

Lawrence Glaser
President & C.E.O.

Sally Eyre
Manager Corp. Communications

Tel: (604) 669-3397
www.manhattan-min.com

Manhattan Minerals Corp.

Consolidated Financial Statements
December 31, 2001, 2000 and 1999
(expressed in thousands of United States dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver, British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of **Manhattan Minerals Corp.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by a going concern consideration such as described in Note 1 to the financial statements. Our report to the shareholders dated March 1, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors' report when the consideration is adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

Manhattan Minerals Corp.

Consolidated Balance Sheets

December 31, 2001 and 2000

(expressed in thousands of United States dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	2,079	4,423
Accounts receivable	694	278
Prepaid expenses and deposits	170	171
Current assets of discontinued operations (note 7)	-	1,909
	2,943	6,781
Exploration and project expenditures (notes 2 and 4)	58,493	55,476
Property, plant and equipment (note 5)	1	56
	61,437	62,313
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	1,374	1,146
Current liabilities of discontinued operations (note 7)	-	1,909
	1,374	3,055
Long-term liabilities (note 6)	212	-
	1,586	3,055
Shareholders' Equity		
Capital stock (note 8)	99,773	99,631
Special warrants (note 8)	3,010	-
Deficit	(42,932)	(40,373)
	59,851	59,258
	61,437	62,313

Going concern (note 1)

Approved by the Board of Directors

Lawrence M. Glaser ______________________ Director

Craig. A. Roberts ______________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars, except shares and per share amounts)

	2001 $	2000 $	1999 $
Expenses			
Corporate general and administrative	1,387	1,535	1,721
Severance costs (note 6)	773	-	-
Writedown of Tambo Grande Project (note 2)	371	-	-
	2,531	1,535	1,721
Other income (expenses)			
Foreign exchange	(121)	(322)	225
Interest income	93	422	256
	(28)	100	481
Loss before discontinued operations	2,559	1,435	1,240
Loss from discontinued operations (note 7)	-	3,295	11,298
Loss for the year	2,559	4,730	12,538
Deficit - Beginning of year	40,373	35,643	23,105
Deficit - End of year	42,932	40,373	35,643
Basic and diluted loss per common share before discontinued operations	0.06	0.04	0.05
Basic and diluted loss per common share after discontinued operations (note 3)	0.06	0.13	0.46
Weighted average number of common shares outstanding	39,527,472	36,839,372	27,482,469

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(2,559)	(4,730)	(12,538)
Writedown of Tambo Grande Project	371	-	-
Amortisation and depreciation	58	76	74
Foreign exchange (gain) loss	134	372	(183)
Other	142	-	-
Discontinued operations	-	1,356	9,145
Net changes in non-cash working capital (note 11)	284	(228)	136
Long-term liabilities	212	-	-
	(1,358)	(3,154)	(3,366)
Cash flows from financing activities			
Proceeds from exercise of options	-	472	840
Special warrant net proceeds	3,355	10,409	9,650
Common shares net proceeds	-	-	18,673
Warrant extension proceeds	-	-	549
Share issue costs	(345)	(623)	(1,809)
Discontinued operations	-	-	(500)
	3,010	10,258	27,403
Cash flows from investing activities			
Exploration and development properties	(4,073)	(16,429)	(10,536)
Insurance proceeds	214	-	-
Other capital assets	(3)	(16)	(44)
Discontinued operations	-	-	(360)
	(3,862)	(16,445)	(10,940)
Foreign exchange gain (loss) on cash held in foreign currency	(134)	(372)	183
Net cash and cash equivalents provided (used) during the year	(2,344)	(9,713)	13,280
Cash and cash equivalents - Beginning of year	4,423	14,136	856
Cash and cash equivalents - End of year	2,079	4,423	14,136

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

1. Going concern and nature of operations

Manhattan's (the Company) primary activity is the exploration and future development of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company intends to arrange additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties. There is substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

During 1999, operations at the Moris Mine were suspended and the mine was maintained on a care and maintenance basis. In 2000, the Company placed all of its Mexican subsidiaries for disposal, and reported those business segments as discontinued operations (see note 7).

2. Tambo Grande Project

On February 27th and 28th, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The Company has written down the value of the Tambo Grande project by $1,003,000. Based on a preliminary settlement proposal, an insurance proceeds receivable of $632,000 has been recorded of which $214,000 had been received by December 31, 2001. The difference of $371,000 has been recorded as a write down of the Tambo Grande project and charged to the statement of operations. The Company is currently reviewing the preliminary settlement proposal. All technical data was duplicated off-site as a normal precaution and, therefore, there is no loss of continuity for completion of the Tambo Grande feasibility study and environmental impact study. Although core was lost, it was fully logged and photographed. Work on the project continues, based in the nearby city of Piura. The Company expects to be able to complete the feasibility study by the end of June 2002.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

3. Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 12.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principle subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet date;

b) Non-monetary items are translated at historical rates;

c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods;

d) Gains and losses on foreign currency translation are reflected in the consolidated statement of operations and deficit, except for those relating to monetary items with a fixed or ascertainable life extending beyond one year, in which case gains and losses are deferred and amortised over the life of the item.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Exploration and development properties

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, and attributed direct general and administrative support costs. Properties sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mining reserves, and implementing profitable operations.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Depreciation is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

Loss per common share

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants related to the calculation of earnings per share. Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use any proceeds to purchase its common shares at their average market price during the period. Adoption of the new standard did not have any impact on the diluted loss per share for 2000 or 1999.

Income taxes

Effective January 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method with the adoption of Section 3465 of the Canadian Institute of Chartered Accountant's Handbook, "Accounting for Income Taxes". The Company has applied the new recommendations retroactively. The adoption of the liability method of tax allocation did not result in an adjustment of opening retained earnings.

Under the liability method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realised.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of approximately 90 days or less from the date of acquisition.

Share option plan

The Company has a share option plan. No compensation expense is recognised for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to capital stock (note 8).

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

4. Exploration and Project expenditures

Project costs at December 31, 2001 and 2000 are summarised in the following table:

	2001 $	2000 $
Tambo Grande Project		
Tambo Grande Concessions	53,865	51,226
Lancones Concessions	2,034	1,734
Papayo Joint Venture	2,594	2,516
	58,493	55,476

Tambo Grande Project

Tambo Grande Concessions

The Tambo Grande Concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

The Company and Centromin Peru signed an option agreement granting the Company a three-year option to complete a feasibility study and financing plan, and elect to proceed with the development of the concessions. The Company will be required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining Company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambo Grande Concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Centromin Peru will retain a copper-price-based sliding scale NSR royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

On April 11, 2001 the term of the option agreement between the Company and Centromin Peru was extended for a period of one year. The option on the Tambo Grande Concessions now expires on May 31, 2003. All other conditions remain the same.

Lancones Concessions

The property was acquired through staking and comprises a 100% interest in 80 concessions aggregating 73,700 hectares. The property surrounds the Tambo Grande Concessions.

Papayo Joint Venture

The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambo Grande Concessions. The Company can earn a 51% interest in the property by spending $5,000,000 over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5,000,000.

In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement on the Papayo concessions. The new term extends the time period for exercising the option to January 15, 2004. There are no changes to the other terms of the option agreement.

5. Property, plant and equipment

Included in corporate general and administration costs within the consolidated statements of operations and deficit is amortisation of $58,000 (2000 - $76,000; 1999 - $74,000).

	2001 $	2000 $
Cost	454	451
Accumulated amortisation	(453)	(395)
	1	56

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised as follows:

	2001 $	2000 $
Due to vendors	459	911
Severance costs	378	-
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	302	-
	1,374	1,146

Long-term liabilities comprise severance costs which are not payable within one year.

7. Discontinued operations

Effective December 31, 2000 the Company adopted a plan to dispose of its Mexican operations that includes the sale of all its Mexican subsidiaries. The Company's Mexican operations comprised the previously reported Moris Mine and exploration operating segments. Moris Mine was placed on care and maintenance during 1999.

Accordingly, the Company adjusted the net carrying value of these assets to reflect future operating losses and estimated net realisable value. The net loss in 2000 includes a provision of $1,047,000 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the date of disposal, together with direct incremental costs of the disposal, including transaction costs. Adjustments to the estimate will be recognised as a gain or loss on discontinued operations in the period such changes are determined. As a result of this plan of disposal, the results of operations for the Mexican operations were reported as discontinued operations, and previously reported comparative financial statements were restated.

On March 12, 2001 the Company sold its Mexican operations to a group of Mexican investors. The sale transferred all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

Included in the loss from discontinued operations within the consolidated statements of operations and deficit is the Mexican loss from operations of $nil for 2001 (2000 - $2,248,000; 1999 - $11,298,000). For 2000, an additional provision for loss on disposal of discontinued operations of $1,047,000 was recorded for a total 2000 loss from discontinued operations of $3,295,000.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Other financial information of discontinued operations

	2001 $	2000 $
Current Assets	-	1,909
Current Liabilities	-	1,909

8. Capital stock

Authorised: 500,000,000 common shares without par value

Issued

	2001		2000		1999	
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of year	39,452,349	99,631	34,386,343	89,373	24,264,523	61,470
Shares issued for cash	-	-	-	-	5,500,000	18,673
Exercise of special warrants	-	-	4,704,917	10,409	4,017,000	9,650
Warrant extension	-	-	-	-	-	549
Commissions and finder's fees	75,000	74	124,089	275	61,020	119
Compensation shares	194,159	68	-	-	-	-
Exercise of options	-	-	237,000	472	543,800	840
Share issue costs	-	-	-	(898)	-	(1,928)
Balance - End of year	39,721,508	99,773	39,452,349	99,631	34,386,343	89,373

On July 11, 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable, at no additional cost for one common share.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

On January 21, 1999, the Company closed a special warrant private placement of 1,017,000 special warrants at a price of C$2.95 per special warrant for gross proceeds of $1,963,000 (C$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of C$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one common share and one share purchase warrant. Each share purchase warrant was exercisable into one common share at a cost of C$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid C$0.75 per warrant for gross proceeds to the Company of $549,000 (C$809,000) for the first extension. In addition, the warrant extension will expire 30 days from the date on which the ten day weighted average trading price of common shares of the Company on the Toronto Stock Exchange (TSE) exceeds C$7.94 per share.

On June 15, 1999, the Company closed a special warrant private placement of 3,000,000 special warrants at a price of C$3.75 per special warrant for gross proceeds of $7,687,000 (C$11,250,000). The special warrants were issued and the funds were advanced in two tranches, $6,833,000 (C$10,000,000) on June 15 and $854,000 (C$1,250,000) on July 22. Each special warrant is exercisable at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each whole share purchase warrant is exercisable into one common share at a cost of C$4.50 until June 15, 2004.

On October 19, 1999, the Company closed a private placement of 5,500,000 common shares at a price of C$5.00 per share for gross proceeds of $18,673,000 (C$27,500,000).

Special warrants

At September 21, 2001, subscription for a total of 5,845,000 special warrants were received at C$0.90 per special warrant for gross proceeds of $3,355,000 (C$5,260,500). Each special warrant is exercisable, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of C$1.25 per share until September 18, 2002 or at a price of C$1.50 after September 18, 2002 and on or before September 18, 2003. In addition, the Company granted Agents compensation special warrants entitling the Agents to acquire, without payment of any additional consideration 350,700 common share purchase warrants entitling the Agents to subscribe for and purchase 350,700 common shares at a price of C$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. The prospectus to qualify the offering was completed January 11th, 2002.

Share option plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years, but generally options are granted for less than five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding options

Common shares under option are as follows:

	Number of options	Exercise price C$	Weighted average exercise price C$	Expiry date
Balance - December 31, 1998	1,890,800	1.80 - 6.80		1999 - 2003
Granted	975,000	2.75 - 4.92	3.74	2004
Exercised	(543,800)	1.80 - 3.34	2.29	1999 - 2000
Cancelled	(15,000)	3.34	3.34	2003
Balance - December 31, 1999	2,307,000	2.35 - 6.80	3.22	2000 - 2004
Granted	970,000	2.41 - 3.80	3.46	2000 - 2005
Exercised	(237,000)	2.75 - 3.34	2.91	2000 - 2004
Cancelled	(47,500)	3.34 - 3.80	3.71	2000 - 2001
Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006
Balance - December 31, 2001	3,490,000			

Options outstanding and exercisable at December 31, 2001:

	Options outstanding			Options exercisable
Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$	Number exercisable at December 31, 2001
0.71 - 0.91	1,042,500	4.33	0.89	565,000
1.06 - 1.90	100,000	3.40	1.73	50,000
2.45 - 2.99	1,325,000	0.82	2.66	1,325,000
3.14 - 3.65	692,500	1.72	3.51	692,500
4.60 - 4.92	330,000	1.10	4.75	330,000
	3,490,000	2.15	2.46	2,962,500

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Options outstanding and exercisable at December 31, 2000:

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,565,000	2.6	2.65
3.14 - 3.95	887,500	4.4	3.39
4.25 - 4.92	490,000	3.7	4.74
6.80	50,000	0.8	6.80
	2,992,500	3.3	3.32

Options outstanding and exercisable at December 31, 1999

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,735,000	3.2	2.69
3.34 - 3.95	32,000	2.7	3.53
4.25 - 4.92	490,000	4.7	4.74
6.80	50,000	1.8	6.80
	2,307,000	3.5	3.22

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan (the Share Compensation Plan) to allow the Company to issue up to an aggregate of 2,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments.

Outstanding warrants

At December 31, 2001, warrants are outstanding for the purchase of 1,078,020 common shares at C$6.00, expiring January 21, 2002 and for the purchase of 1,500,000 common shares at a price of C$4.50, expiring June 15, 2004. At December 31, 2001, the weighted average exercise price of outstanding warrants is C$5.13 and weighted average expiry date remaining is 1.5 years. On January 21, 2002, the warrants for the purchase of 1,078,020 common shares at C$6.00 expired unexercised.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

9. Income taxes

(a) The income taxes shown in the consolidated statements of operations and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001 $	2000 $
Statutory tax rate	44.62%	45.62%
Loss for the year	2,559	4,730
Tax provision recovery	1,142	2,158
Losses for which an income tax benefit has not been recognised	(1,142)	(2,158)
	-	-

(b) The Company has capital losses of approximately $27,175 and non-capital losses of approximately $11,106, which will expire as follows:

Expiry date	$
2002	356
2003	649
2004	1,038
2005	1,699
2006	2,056
2007 and thereafter	5,308
	11,106

(c) No future income tax asset has been recognized in respect of these and other amounts. Significant components of the Company's future income tax asset at December 31, 2001 are as follows:

	2001 $	2000 $
Tax losses	9,473	14,613
Tax value of capital assets in excess of accounting values	431	7,474
Other deductible and temporary differences	656	989
Total future income tax assets	10,560	23,076
Valuation allowance	(10,560)	(23,076)
Net future income tax assets	-	-

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

10. Segmented financial information

As at December 31, 2001, the Company operates in one segment, the exploration of the base and precious metals Tambo Grande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambo Grande Project in Peru $	Discontinued operations $	Other reconciling adjustments $	Total $
December 31, 2001				
Gold revenue	-	-	-	-
Loss for the year	371	-	2,188	2,559
Total assets	59,019	-	2,418	61,437
Capital expenditures	4,073	-	3	4,076
Amortisation	-	-	58	58
December 31, 2000				
Gold revenue	-	12	-	12
Loss for the year	-	3,295	1,435	4,730
Total assets	55,802	1,909	4,602	62,313
Capital expenditures	16,429	-	16	16,445
Amortisation	-	18	76	94
December 31, 1999				
Gold revenue	-	4,006	-	4,006
Inventories write-down	-	975	-	975
Moris Mine write-down	-	6,990	-	6,990
Loss for the year	-	11,298	1,240	12,538
Total assets	39,923	3,006	14,243	57,172
Capital expenditures	10,536	360	44	10,940
Amortisation	-	832	74	906

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

11. Supplemental cash flow information

	2001 $	2000 $	1999 $
Net changes in non-cash working capital			
Decrease (increase) in operating assets			
Accounts receivable	2	130	(19)
Prepaid expenses and deposits	1	67	(194)
Increase (decrease) in operating liabilities			
Accounts payable and accrued liabilities	281	(425)	349
	284	(228)	136
Significant non-cash financing and investing activities			
Financing activities			
Common shares issued to underwriter and finder	-	275	119
Commission and finder's fee	-	(275)	(119)
Common shares issued for financing fees	74	-	-
Common shares issued for compensation	68	-	-
	142	-	-
Investing activities			
Exploration and development properties	-	-	(757)

Cash and cash equivalents are comprised of the following:

	2001 $	2000 $	1999 $
Cash	1,177	250	1,326
Short term deposits	902	4,173	12,810
	2,079	4,423	14,136

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

12. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP).

Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets

	2001		2000	
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $
Assets				
Current assets	2,943	2,943	6,781	6,781
Exploration and development properties (b)	58,493	-	55,476	-
Property, plant and equipment	1	1	56	56
	61,437	2,944	62,313	6,837
Liabilities				
Current liabilities	1,374	1,374	3,055	3,055
Long-term liabilities	212	212	-	-
Shareholders' Equity				
Share capital and warrants (a)	102,783	102,922	99,631	99,770
Deficit (a)(b)(c)	(42,932)	(101,564)	(40,373)	(95,988)
	59,851	1,358	59,258	3,782
	61,437	2,944	62,313	6,837

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Consolidated Statements of Operations and Deficit

	2001 $	2000 $	1999 $
Loss for the year under Canadian GAAP	(2,559)	(4,730)	(12,538)
Mineral property, exploration and development expenditures (b)	(3,017)	(16,207)	(11,293)
Discontinued operations write-down	-	-	1,411
Loss for the year under US GAAP	(5,576)	(20,937)	(22,420)
Basic and diluted loss per share after discontinued operations under Canadian GAAP (d)	(0.06)	(0.13)	(0.46)
Basic and diluted loss per share under US GAAP - discontinued operations (d)	-	(0.09)	(0.41)
Basic and diluted loss per share under US GAAP (d)	(0.14)	(0.57)	(0.82)

Consolidated Statements of Cash Flows

	2001 $	2000 $	1999 $
Operating activities			
Under Canadian GAAP	(1,358)	(3,154)	(3,366)
Exploration and development expenditures (b)	(4,073)	(16,429)	(10,536)
Cash used for operating activities under US GAAP	(5,431)	(19,583)	(13,902)
Financing activities			
Under Canadian and US GAAP	3,010	10,258	27,403
Investing activities			
Under Canadian GAAP	(3,862)	(16,445)	(10,940)
Exploration and development expenditures (b)	4,073	16,429	10,536
Cash used for investing activities under US GAAP	211	(16)	(404)

a) Canadian GAAP permits the use of a translation method of convenience when there is a change in reporting currency, whereby the assets and liabilities of foreign operations are translated into US dollars at the rates of exchange at the balance sheet dates. US GAAP requires that amounts previously recorded in Canadian dollars for share capital and non-monetary assets and liabilities are translated into US dollars at historical rates.

b) Under Canadian GAAP, mineral exploration and development expenditures are recorded at cost. Properties sold, abandoned or assessed not to contain economic reserves are written down. Under US GAAP, all

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

acquisition costs of mineral properties are recorded at cost and all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

c) Under Canadian GAAP, when the carrying value of mine property, plant and equipment exceeds the estimated net recoverable amount, the carrying value is written down to the estimated net recoverable amount. US GAAP requires that when the carrying value exceeds the estimated net recoverable amount, the carrying value is written down to the estimated fair market value, which the Company bases on discounted cash flows.

d) The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under US GAAP.

The Company follows the recommendations of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardises the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133 did not have any significant impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS NO. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analysing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company does not foresee any significant impact on the consolidated financial statements from the adoption of SFAS No. 144, and will adopt the standard on January 1, 2002.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Stock-based compensation and other stock-based payments

The Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, "Stock-based Compensation and Other Stock-based Payments". The new standard requires that stock-based payments to non-employees, stock appreciation rights and similar awards to be settled in cash granted to employees and non-employees, and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The standard is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 3870 will not have a material effect on the consolidated financial statements.

Foreign currency translation

The CICA approved amendments to CICA 1650, "Foreign Currency Translation". The amendment eliminates the deferral and amortization of translation gains and losses on long-term monetary assets and liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 1650 will not have a material effect on the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: April 8, 2002

By: [signature]
(for) Lawrence M. Glaser
Chairman, CEO